EXHIBIT 99.1

XORTX Reprices Warrants Issued in Connection with Previous Private Placements

CALGARY, Alberta, April 30, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. (“XORTX” or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that further to its press release of March 11, 2024, the Company has received TSX Venture Exchange approval to amend the terms of an aggregate of 1,024,099 outstanding common share purchase warrants (“Warrants”) by amending the exercise price to USD $5.00 per share as follows:

  198,333 of the Warrants were issued pursuant to Private Placement that closed on February 9, 2021. The Warrants had an original exercise price of CAD $42.26 per share ($0.40 adjusted to reflect consolidations that occurred on September 20, 2021 and November 10, 2023). The TSXV has approved an amended exercise price of USD $5.00 (on a post-consolidation basis).
  270,211 of the Warrants were issued pursuant to a Private Placement that closed on October 15, 2021. The Warrants had an original exercise price of USD $42.93 (CAD $53.10) per share (USD $4.77 adjusted to reflect the consolidation that occurred on November 10, 2023). The TSXV has approved an amended exercise price of USD $5.00 (on a post-consolidation basis).
  555,555 of the Warrants were issued pursuant to a Private Placement that closed on October 7, 2022. The Warrants had an original exercise price of USD $10.98 (CAD $15.06) per share (USD $1.22 adjusted to reflect the consolidation that occurred on November 10, 2023). The TSXV has approved an amended exercise price of USD $5.00 (on a post-consolidation basis).

New Warrant Acceleration Provision

If the volume weighted average price for the Company’s common shares on TSXV is greater than USD $6.50 (approximately CAD $8.7562) per common share for a period of ten (10) consecutive trading days, then the Company may give notice to the Holders of the Warrant by way of a news release (the "Notice") notifying such Holder that the Warrants must be exercised within thirty (30) calendar days from the date of delivery of such Notice, otherwise the Warrants will expire at 4:30 p.m. (Calgary time) on the 30th day after the date of delivery of the Notice (the “Forced Conversion Right”). Notwithstanding anything herein to the contrary, the Forced Conversion Right shall only be available to the Company on or after such time in which such forced exercise of the Warrants will result in the issuance of Free Trading Shares to the Holder.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations
kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.